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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              Quixote Corporation
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                              (Name of Issuer)

                   Common Stock, par value $.01-2/3 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   749056107
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                                 (CUSIP Number)

                               December 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO. 749056107                                            Page 2 of 8
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

           Raymond International, W.L.L.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
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  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

           State of Bahrain
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     Number of             5.      Sole Voting Power

      Shares                            None
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                           296,542
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                          None
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                        296,542
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

           296,542
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                 [ ]


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

           3.5% (1)
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
           CO
--------------------------------------------------------------------------------
(1) Based on 8,377,317 shares of Common Stock outstanding as of September 30, 2003.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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CUSIP NO. 749056107                                            Page 3 of 8
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

           Leslie Rogers
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

           United States of America
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                            None
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                           296,542
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                          None
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                        296,542
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

           296,542
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                 [ ]


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

           3.5% (1)
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
           IN
--------------------------------------------------------------------------------
(1) Based on 8,377,317 shares of Common Stock outstanding as of September 30, 2003.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
CUSIP NO.  749056107                                          Page 4 of 8
--------------------------------------------------------------------------------

ITEM 1 (a) NAME OF ISSUER:

         Quixote Corporation (the "Issuer")

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         One East Wacker Drive, Chicago, Illinois 60601.

ITEM 2 (a) NAME OF PERSON FILING:

         This statement is being filed by the following persons: Raymond International, W.L.L. ("Raymond International") and Leslie Rogers ("Ms. Rogers"; and together with Raymond International, the "Reporting Persons").

         The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 2 (b) ADDRESS OF PRINCIPAL OFFICE:

         Raymond International and Ms. Rogers have a business address of 95 Park St., London, England W1Y 3 3HA.

ITEM 2 (c) CITIZENSHIP:

         Raymond International is a limited liability corporation organized under the laws of the State of Bahrain. Ms. Rogers is a citizen of the United States of America.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

         This statement relates to the common stock, par value $.01-2/3 of the Issuer ("Common Stock").

ITEM 2 (e) CUSIP NUMBER:   749056107

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or
       (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment advisor in accordance with Section
240.13d-1(b)(1)(ii) (E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with

Section 240.13d-1(b)(1)(ii)(G);


         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. OWNERSHIP:

         (a)-(b) There were approximately 8,377,317 shares of Common Stock outstanding as of September 30, 2003, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003. As of the date hereof, the Reporting Persons may be deemed to beneficially own 296,542 shares of Common Stock, representing approximately 3.5% of the Common Stock issued and outstanding, based on 8,377,317 shares outstanding.

         The Reporting Persons may, pursuant to Rule 13d-3, be deemed to be in a "group", and therefore to jointly beneficially own the shares of Common Stock held by the other Reporting Persons. The existence of any such group is not acknowledged by the Reporting Persons.

         (c)

         Raymond International

         Raymond International has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 296,542 shares of Common Stock of the Issuer, which constitutes approximately 3.5% of the Issuer's total issued and outstanding shares.

         Ms. Rogers

         Ms. Rogers has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 296,542 shares of Common Stock of the Issuer, which constitutes approximately 3.5% of the Issuer's total issued and outstanding shares.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [x]

         The Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

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ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

         This item is not applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10 CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------------------------------------------------------------
CUSIP NO.  749056107                                       Page 7 of 8
--------------------------------------------------------------------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   January 6, 2004
                                  RAYMOND INTERNATIONAL, W.L.L.


                                  /s/ Leslie Rogers
                                  ---------------------------------
                                  By: Leslie Rogers
                                  Its: Director


                                  /s/ Leslie Rogers
                                  ---------------------------------
                                  Leslie Rogers

                                    EXHIBIT A

         Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

Dated: January 6, 2004
                                        RAYMOND INTERNATIONAL, W.L.L.


                                        /s/ Leslie Rogers
                                        -----------------------------------
                                        By: Leslie Rogers
                                        Its: Director


                                        /s/ Leslie Rogers
                                        -----------------------------------
                                        Leslie Rogers